UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                                MC SHIPPING INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, 0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   55267Q104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                THEODORE B. YOUNG
                               BEAR STEARNS & CO.
                         383 MADISON AVENUE, 40TH FLOOR
                               NEW YORK, NY 10179
                                  212-272-5678
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JULY 30, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  55267Q104
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            MAST ACQUISITION LTD.
            EIN# 98-0543561
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  X                          (b) _______
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO, AF


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                        BERMUDA


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                         -0-


                  --------------------------------------------------------------
 Number of              8.    Shared Voting Power                      5,077,536
  Shares
eneficially
 Owned by         --------------------------------------------------------------
   Each                 9.    Sole Dispositive Power                    -0-
Reporting
  Person
   With           --------------------------------------------------------------
                        10.   Shared Dispositive Power                 5,077,536


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,077,536
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          53.4%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 IV


--------------------------------------------------------------------------------

CUSIP No.  55267Q104
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            BSMB/MAST (CAYMAN), L.P.
            EIN# 98-0543623
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  X                          (b) _______
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO, AF


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                  CAYMAN ISLANDS


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                         -0-


                  --------------------------------------------------------------
 Number of              8.    Shared Voting Power                      5,077,536
  Shares
eneficially
 Owned by         --------------------------------------------------------------
   Each                 9.    Sole Dispositive Power                    -0-
Reporting
  Person
   With           --------------------------------------------------------------
                        10.   Shared Dispositive Power                 5,077,536


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,077,536
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          53.4%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 PN


--------------------------------------------------------------------------------

CUSIP No.  55267Q104
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            MBPIII GP (CAYMAN), LTD.
            EIN# 98-0543621
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  X                          (b) _______
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO, AF


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                  CAYMAN ISLANDS


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                         -0-


                  --------------------------------------------------------------
 Number of              8.    Shared Voting Power                      5,077,536
  Shares
eneficially
 Owned by         --------------------------------------------------------------
   Each                 9.    Sole Dispositive Power                    -0-
Reporting
  Person
   With           --------------------------------------------------------------
                        10.   Shared Dispositive Power                 5,077,536


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,077,536
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          53.4%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 OO


--------------------------------------------------------------------------------

CUSIP No.  55267Q104
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            BEAR STEARNS MERCHANT BANKING PARTNERS III (CAYMAN), L.P.
            EIN# 98-0519172
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  X                          (b) _______
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO, AF


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                  CAYMAN ISLANDS


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                         -0-


                  --------------------------------------------------------------
 Number of              8.    Shared Voting Power                      5,077,536
  Shares
eneficially
 Owned by         --------------------------------------------------------------
   Each                 9.    Sole Dispositive Power                    -0-
Reporting
  Person
   With           --------------------------------------------------------------
                        10.   Shared Dispositive Power                 5,077,536


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,077,536
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          53.4%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 PN


--------------------------------------------------------------------------------

CUSIP No.  55267Q104
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            BEAR STEARNS MERCHANT CAPITAL III, L.P.
            EIN# 20-3246947
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  X                          (b) _______
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO, AF


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                  CAYMAN ISLANDS


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                         -0-


                  --------------------------------------------------------------
 Number of              8.    Shared Voting Power                      5,077,536
  Shares
eneficially
 Owned by         --------------------------------------------------------------
   Each                 9.    Sole Dispositive Power                    -0-
Reporting
  Person
   With           --------------------------------------------------------------
                        10.   Shared Dispositive Power                 5,077,536


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,077,536
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          53.4%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 PN


--------------------------------------------------------------------------------

CUSIP No.  55267Q104
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            BEAR STEARNS MERCHANT BANKING III AIV (CAYMAN) LTD.
            EIN# 98-0519166
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  X                          (b) _______
--------------------------------------------------------------------------------
      3.    SEC Use Only


--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                          OO, AF


--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization                  CAYMAN ISLANDS


--------------------------------------------------------------------------------
                        7.    Sole Voting Power                         -0-


                  --------------------------------------------------------------
 Number of              8.    Shared Voting Power                      5,077,536
  Shares
eneficially
 Owned by         --------------------------------------------------------------
   Each                 9.    Sole Dispositive Power                    -0-
Reporting
  Person
   With           --------------------------------------------------------------
                        10.   Shared Dispositive Power                 5,077,536


--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            5,077,536
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          |_|

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          53.4%


--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 OO


--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

            The title and class of equity security to which this Statement relates is the common stock, 0.01 par value per share (the "Common Stock"), of MC Shipping Inc., a corporation organized under the laws of the Republic of Liberia (the "Issuer"). The address of the Issuer's principal executive offices is Richmond House, 12 Par-la-ville Road, Hamilton HM CX, Bermuda.


ITEM 2.           IDENTITY AND BACKGROUND.

            (a) This Statement is being filed by Mast Acquisition Ltd.
("Mast"), BSMB/Mast (Cayman), L.P. ("BSMB/Mast"), MBPIII GP (Cayman), Ltd. ("MBPIII"), Bear Stearns Merchant Banking Partners III (Cayman), L.P. ("BSMB Partners III"), Bear Stearns Merchant Capital III, L.P. ("Merchant Capital III") and Bear Stearns Merchant Banking III AIV (Cayman) Ltd. ("BSMB III AIV" and, together with BSMB/Mast, MBPIII, BSMB Partners III and Merchant Capital III, the "Reporting Persons").

            (b) Mast is a Bermuda exempted limited company, the principal business of which is holding an investment in the securities of the Issuer. BSMB/Mast is an exempted limited partnership organized under the laws of the Cayman Islands, the principal business which is holding an indirect investment in the securities of the Issuer. MBPIII is an exempted company organized under the laws of the Cayman Islands, the principal business which is being a general partner of BSMB/Mast. BSMB Partners III is an exempted limited partnership organized under the laws of the Cayman Islands, the principal business which is being the sole shareholder of MBPIII and investing in securities. Merchant Capital III is an exempted limited partnership organized under the laws of the Cayman Islands, the principal business which is investing in securities and serving as the general partner of BSMB Partners III. BSMB III AIV is an exempted company, organized under the laws of the Cayman Islands, the principal business which is investing in securities and serving as the general partner of Merchant Capital III.

            The name, business address and present principal occupation or employment of each director, executive officer and controlling person of each of the Reporting Persons is set forth in Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto, and are incorporated herein by reference.

            (c) The principal office and business address of each of the Reporting Persons is c/o Bear Stearns Merchant Banking, 383 Madison Ave., 40th Floor, New York, NY 10179.

            (d) None of the Reporting Persons, nor to the best of any of the Reporting Persons' knowledge, none of the persons identified in this Item 2 or Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

            (e) None of the Reporting Persons, nor to the best of any of the Reporting Persons' knowledge, none of the persons identified in this Item 2 or Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the persons listed on Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto is a citizen of the United States, except for Bodill M. Arlander, a director of BSMB III AIV, who is a citizen of the Republic of Finland.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The net amount of funds used by the Reporting Persons to acquire the 5,075,718 shares of Common Stock was US$72,328,981.50. The source of the funds used to purchase the Common Stock was a loan of $16,520,334.21 from The Bear Stearns Companies Inc., an affiliate of the Reporting Persons, and the remaining $55,808,647.29 was obtained through a loan from Custodial Trust Company, a subsidiary of The Bear Stearns Companies Inc. and an affiliate of the Reporting Persons.

ITEM 4.           PURPOSE OF TRANSACTION.

            The Reporting Persons acquired their direct or indirect beneficial ownership of the shares of Common Stock as part of a plan or proposal to acquire all of the Common Stock. Mast directly acquired its 5,075,718 shares of Common Stock pursuant to a securities purchase agreement, dated as of July 30, 2007, by and among Mast, Navalmar Transportes Maritimos LDA and Weco-Rederi Holding A/S (the "Securities Purchase Agreement"). In connection with the Securities Purchase Agreement, Mast entered into a Proxy Letter, a description of which is contained in Item 6 and hereby incorporated by reference into this Item 4. As a result of the acquisition under the Securities Purchase Agreement and the execution of the Proxy Letter, Mast became beneficial owner of approximately 53.4% of the issued and outstanding shares of Common Stock.

            Concurrently with the consummation of the transaction contemplated by the Securities Purchase Agreement, Mast, Mast Merger Sub., a corporation organized under the laws of the Republic of Liberia and a wholly owned subsidiary of Mast ("Merger Sub"), and the Issuer entered into that agreement and plan of merger (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will be merged with and into the Issuer and the Issuer will continue as the surviving entity of the merger and a wholly owned subsidiary of Mast, and (ii) each issued and outstanding share of Common Stock will be converted into the right to receive $14.25 in cash, without interest. Among other conditions, the consummation of the transactions contemplated by the Merger Agreement are conditioned upon Issuer shareholder approval. Upon the consummation of the transactions contemplated by the Merger Agreement, Mast will own 100% of the outstanding Common Stock of the Issuer, causing the Common Stock to be delisted from the American Stock Exchange and to become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

            The Securities Purchase Agreement and the Merger Agreement are filed as exhibits hereto and hereby incorporated in this Item 4 by reference.


ITEM 5.           INTERESTS IN THE SECURITIES OF THE PURCHASER.

            (a) and (b) Mast directly owns 5,075,718 and has voting power over 1,818 shares of Common Stock. BSMB/Mast owns 100% of the outstanding shares of Mast and may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock which Mast possess direct beneficial ownership.

            MBPIII is the general partner of BSMB/Mast and may be deemed to beneficially own the Common Stock which BSMB/Mast may be deemed to beneficially own.

            BSMB Partners III is the general partner of MBPIII and may be deemed to beneficially own the Common Stock which MBPIII may be deemed to beneficially own.

            Merchant Capital III is the general partner of BSMB Partners III and may be deemed to beneficially own the Common Stock which BSMB Partners III may be deemed to beneficially own.

            BSMB III AIV is the general partner of Merchant Capital III and may be deemed to beneficially own the Common Stock which Merchant Capital III may be deemed to beneficially own.

            As of the date of this Statement, the Reporting Persons are the beneficial owners of 5,077,536 shares of Common Stock, representing approximately 53.4% of the Common Stock outstanding, which percentage is calculated based upon 9,515,471 shares of Common Stock outstanding as of July 30, 2007, as represented by Issuer in the Merger Agreement.

            (c) Except as described in Item 4 in this Statement, which Item 4 is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Securities Purchase Agreement and the Merger Agreement (the descriptions of which contained in Item 4 hereof and are hereby incorporated into this Item 6 by reference), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 (as it relates to any of the persons listed in Schedules A-1, A-2, A-3, A-4, A-5 and A-6 hereto, to the best of the Reporting Persons' knowledge) and between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for that certain proxy letter, dated as of July 20, 2007, by and among Mast, Enrico Bogazzi ("ER"), an affiliate of Navalmar Transportes Maritimos LDA, and Johan Wedell-Wedellsborg ("JWW"), an affiliate of Weco-Rederi Holding A/S ("Proxy Letter").

         Under the Proxy Letter, each of ER and JWW agrees to vote his individually-owned 909 shares of Common Stock, respectively, in favor of the approval and adoption of the Merger Agreement and any "superior proposal" (as defined in the Merger Agreement) that Mast is required to support under the Merger Agreement, and against any other superior proposal and any agreement or action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the transactions contemplated by the Merger Agreement. Each of ER and JWW also agreed not to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or transfer, any of his shares of Commons Stock, other than in connection with the Merger Agreement, without the prior written consent of Mast. Additionally, pursuant to the Proxy Letter, each of ER and JWW granted an irrevocable proxy to Mast in accordance with the terms of the Proxy Letter, in the event that he fails for any reason to vote his shares in accordance with the Proxy Letter. The Proxy Letter is filed as an exhibit hereto and is incorporated into this Item 6 by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Securities Purchase Agreement, dated as of July 30, 2007, by and among Mast, Navalmar Transportes Maritimos LDA and Weco-Rederi Holding A/S.

         Exhibit 2 Merger Agreement, dated as of July 30, 2007, by and among, Mast, Merger Sub and Issuer (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8K filed with the Commission on July 31, 2007).

         Exhibit 3 Proxy Letter, dated as of July 30, 2007, by and among Mast, Enrico Bogazzi and Johan Wedell-Wedellsborg.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2007

                                         MAST ACQUISITION LTD.


                                         By:   /s/  Theodore B. Young
                                             ----------------------------------
                                         Name:   Theodore B. Young
                                         Title:  Director and Vice President


                                         BSMB/MAST (CAYMAN), L.P.

                                         By:  MBPIII GP (Cayman), Ltd., its
                                               general partner


                                         By:   /s/  Theodore B. Young
                                             ----------------------------------
                                         Name:   Theodore B. Young
                                         Title:  Director


                                         MBPIII GP (CAYMAN), LTD.


                                         By:   /s/  Theodore B. Young
                                             ----------------------------------
                                         Name:   Theodore B. Young
                                         Title:  Director


                                         BEAR STEARNS MERCHANT BANKING PARTNERS
                                          III (CAYMAN), L.P.

                                         By: Bear Stearns Merchant Capital III,
                                              L.P., its general partner

                                         By: Bear Stearns Merchant Banking III
                                              AIV (Cayman) Ltd, a general
                                              partner


                                         By:   /s/  Theodore B. Young
                                             ----------------------------------
                                         Name:   Theodore B. Young
                                         Title:  Director


                                         BEAR STEARNS MERCHANT CAPITAL III, L.P.

                                         By: Bear Stearns Merchant Banking III
                                              AIV (Cayman) Ltd, a general
                                              partner


                                         By:   /s/  Theodore B. Young
                                             ----------------------------------
                                         Name:   Theodore B. Young
                                         Title:  Director

                                          BEAR STEARNS MERCHANT BANKING III AIV
                                           (CAYMAN) LTD.


                                          By:   /s/  Theodore B. Young
                                              ----------------------------------
                                          Name:   Theodore B. Young
                                          Title:  Director

                                  SCHEDULE A-1

MAST ACQUISITION LTD.
c/o Bear Stearns Merchant Banking
383 Madison Ave., 40th Floor
New York, NY 10179


 DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF THE REPORTING PERSONS


      Name                  Residence or Business Address         Occupation or Employment
      ----                  -----------------------------         ------------------------
Theodore B. Young           383 Madison Ave.
(Director)                  40th Floor                            Managing Director of Bear Stearns & Co.
                            New York, NY 10179

Douglas R. Korn             383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.


                                  SCHEDULE A-2


BSMB/MAST (CAYMAN), L.P.
c/o Bear Stearns Merchant Banking
383 Madison Ave., 40th Floor
New York, NY 10179


 DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF THE REPORTING PERSONS

      o MBPIII GP (Cayman), L.P. is the General Partner of BSMB/Mast (Cayman), L.P. (see Schedule A-3 attached hereto).

                                  SCHEDULE A-3

MBPIII GP (CAYMAN), LTD.
c/o Bear Stearns Merchant Banking
383 Madison Ave., 40th Floor
New York, NY 10179


 DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF THE REPORTING PERSONS


     Name                   Residence or Business Address         Occupation or Employment
     ----                   -----------------------------         ------------------------
Theodore B. Young           383 Madison Ave.
(Director)                  40th Floor                            Managing Director of Bear Stearns & Co.
                            New York, NY 10179


                                  SCHEDULE A-4


BEAR STEARNS MERCHANT BANKING PARTNERS III (CAYMAN), L.P.
c/o Bear Stearns Merchant Banking
383 Madison Ave., 40th Floor
New York, NY 10179


 DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF THE REPORTING PERSONS

      o Bear Stearns Merchant Capital III, L.P. is the General Partner of Bear Stearns Merchant Banking Partners III (Cayman), L.P. (see Schedule A-5 attached hereto).

                                  SCHEDULE A-5



BEAR STEARNS MERCHANT CAPITAL III, L.P.
c/o Bear Stearns Merchant Banking
383 Madison Ave., 40th Floor
New York, NY 10179


 DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF THE REPORTING PERSONS

      o Bear Stearns Merchant Banking III AIV (Cayman) Ltd. is the General Partner of Bear Stearns Merchant Capital III, L.P. (see Schedule A-6 attached hereto).

                                  SCHEDULE A-6


BEAR STEARNS MERCHANT BANKING III AIV (CAYMAN) LTD.
c/o Bear Stearns Merchant Banking
383 Madison Ave., 40th Floor
New York, NY 10179

 DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF THE REPORTING PERSONS


     Name                   Residence or Business Address         Occupation or Employment
     ----                   -----------------------------         ------------------------

Theodore B. Young           383 Madison Ave.
(Director)                  40th Floor                            Managing Director of Bear Stearns & Co.
                            New York, NY 10179

Douglas R. Korn             383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.

John D. Howard              383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.

Bodil M. Arlander           383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.

Gwyneth M. Ketterer         383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.

David E. King               383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.

Richard L. Perkal           383 Madison Ave.
(Director)                  40th Floor                            Senior Managing Director of Bear
                            New York, NY 10179                    Stearns & Co.

Philip M. Carpenter III     383 Madison Ave.
(Director)                  40th Floor                            Managing Director of Bear Stearns & Co.
                            New York, NY 10179

Robert Juneja               383 Madison Ave.
(Director)                  40th Floor                            Managing Director of Bear Stearns & Co.
                            New York, NY 10179

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